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[CARDIAC SCIENCE LOGO]

                       Filing Company:                   Cardiac Science, Inc.
                       Subject Company:                  Survivalink Corporation
                       Commission File No. For
                       Related Registration Statement    333-64386

                       This communication is filed pursuant
                       to Rule 425 promulgated under the
                       Securities Act of 1933, as amended


NEWS RELEASE for September 24, 2001 at 7:30 AM EDT

Contact:   Matt Clawson (Investors)       Roderick de Greef
           Lynn Johnson (Investors)       Executive VP & Chief Financial Officer
           Len Hall (Media)               Cardiac Science, Inc.
           Allen & Caron Inc              (949) 587-0357
           (949) 474-4300                 rdegreef@cardiacscience.com
           matt@allencaron.com
           len@allencaron.com


         CARDIAC SCIENCE SHAREHOLDERS APPROVE ACQUISITION AND FINANCING
                       RELATED PROPOSALS AT ANNUAL MEETING

     Issuance of Shares For Survivalink Acquisition and Financing Approved,
                    New Member Elected to Board of Directors

IRVINE, CA (September 24, 2001) . . . Cardiac Science, Inc. (Nasdaq:DFIB) today announced that the Company's Annual Meeting of Stockholders was held on September 21, 2001 at the Sutton Place Hotel in Newport Beach, CA, as scheduled. A quorum of stockholders was present in person or by proxy and all proposals submitted to the shareholders were approved, including the issuance of shares in connection with the planned financing transaction and the acquisition of Minneapolis-based automatic external defibrillator (AED) manufacturer, Survivalink Corporation.

         Cardiac Science President and CEO, Raymond Cohen said, "The proposals were overwhelmingly approved by our shareholders at the meeting and allow us to close the Survivalink acquisition, thus providing Cardiac Science with a significant new revenue base and a major foothold in the fast growing AED market."

         At the meeting, the shareholders also elected a Board of seven Directors to serve until the next Annual Meeting; approved the amendment of the Company's Certificate of Incorporation to increase the authorized number of shares of common stock from 40 million shares up to a maximum of 100 million shares; approved an amendment to the Company's 1997 Stock Option/Stock Issuance Plan to increase the number of shares of common stock reserved for issuance; and ratified the selection of PricewaterhouseCoopers LLP as independent accountants for the year ending December 31, 2001.

         The Directors reelected to serve until the next Annual Meeting include Cardiac Science Chairman of the Board Howard L. Evers, 52, a private investor; Brian H. Dovey, 59, General


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Partner of Domain Associates; Paul D. Quadros, 54, Chairman of the Board of
Genstar Therapeutics (formerly, UroGen Corp.); Raymond W. Cohen, 42, the Company's President and Chief Executive Officer; Peter Crosby, 48, Chief Executive Officer of Ischemia Technology Inc.; and Robert J. Carpenter, 55, President, Boston Medical Investors, Inc. Erich Sager, 42, a Partner at equity4life AG, a Zurich-based health care investment company was newly elected to the Board.

About Cardiac Science

         Cardiac Science develops, manufactures and markets life-saving external cardiac defibrillator devices and proprietary disposable defibrillator electrodes that monitor and automatically treat patients who suffer life-threatening heart rhythms. Powerheart, the Company's patented FDA-cleared hospital bedside device was introduced for commercial sale in early 2000. Powerheart is an externally attached device that monitors a patient's heart activity, accurately identifies life-threatening arrhythmias, and immediately administers defibrillation shock(s) within seconds and without human intervention. Powerheart is marketed in the United States by the company's 15 person direct sales force and via independent distributors in 40 international countries.

         For more information please visit www.cardiacscience.com. For investor information please visit www.allencaron.com.

         This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements include, but are not limited to, the company's ability to the Survivalink acquisition and related financing, the life-saving potential of Cardiac Science's technology, the anticipated synergies from the acquisition and the expected closing date and the applications of the Company's technology. Cardiac Science cautions that these statements are subject to substantial risks and uncertainties and are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements and should not be relied upon by investors when making an investment decision. Information on these and other factors is detailed in the Company's Form 10-K for the year ending December 31, 2000 and other documents filed by the company with the Securities and Exchange Commission.


Cardiac Science has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission in connection with the Survivalink acquisition. Cardiac Science urges you to read the Registration Statement and the other relevant documents filed with the SEC because they contain important information. Investors and stockholders are able to obtain free copies of these documents at the SEC's website at www.sec.gov and upon oral or written request to Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, CA, 92606, USA,
Attention: Mr. Roderick de Greef (telephone number +1 949 587 0357).

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